Exhibit 99.1

Morgan Stanley European Banks & Financials Conference London, 1 April 2008 Deutsche Bank Dr. Josef Ackermann Chairman of the Management Board

Agenda 1 2007: Solid performance in challenging markets 2 Transparency on key exposures 3 Strategic consistency

2006 2007 PBC 8.3 8.7 3.5 5.9 2006 2007 6.1 6.5 A year of solid performance in challenging times Revenues Profit 2006 2007 Revenues 28.5 30.7 In EUR bn 8% Income before income taxes Net income 7% 5%

Five-year profit growth in our core businesses PCAM CIB 2003 2004 2005 2006 2007 Income before income taxes, in EUR bn 2003 2004 2005 2006 2007 10% p.a. 15% p.a. Note: 2003-2005 based on U.S. GAAP, 2003 based on structure as of 2005, 2004-2005 based on structure of 2006; 2006 onwards based on IFRS and on latest structure

Goldman Sachs* DB JPMorgan Chase Credit Suisse Lehman Brothers* Morgan Stanley* Citi UBS Merrill Lynch S&T 20.181 13.02 7.565 9.137 9.011 6.355 2.859 -0.194 -1.147 IB 5.526 2.664 4.81 3.379 2.863 4.051 LP 0.974 3.929 Total 25.707 16.507 16.304 12.253 11.9 10.406 2.859 -0.194 -1.147 Continued leadership in investment banking CB&S revenues FY2007, in EUR bn Loan products Sales & Trading Investment banking * Diverging fiscal year Note: GS excludes Principal Investments, MS excludes Investment Revenues; translation into EUR based on average FX rate of respective quarterly reporting period; DB and CS total CB&S revenues include other revenues; Citi includes cross-divisional revenue share Source: Company data

AM PWM PBC 27 40 27 13 19 59 Net new money AM PWM PBC PCAM Invested assets Private Banking and others Asset Mgmt. In EUR bn A major global asset gatherer (1) Total Private Client Assets and 50% of BlackRock invested assets (2) Excluding PBC equivalent (DB invested assets comparable data not available) Note: Conversion into EUR based spot FX rates; figures may not add up due to rounding differences Source: Company information PCAM, per 31 Dec 2007 LEH C GS JPM MS CS DB MER UBS AM 192 591 812 407 416 555 461 537 Rest 437 516 521 397 1191 1384 952 UBS MER(1) CS MS JPM(2) GS Citi(2) LEH FY2007

Total shareholders' equity Book value per share* 2007 2006 2007 2006 In EUR bn In EUR A year of substantial capital formation * Book value per share is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end) 2007 2006 Tier 1 capital In EUR bn 2006 2007 32.758 37.037 2006 2007 69.48 77.54 2006 2007 23.539 28.3 At year end 13% 12% 20%

2003 2004 2005 2006 2007 2003 2004 2005 2006 2007 2.31 2.85 4.07 FY 2.31 4.53 6.95 11.48 13.05 2003 2004 2005 2006 2007 RoE 26 2003 2004 2005 2006 2007 RoE 10 16 24 33 29 Delivery on targets Diluted EPS Pre-tax RoE In % Note: 2003-2005 based on U.S. GAAP, 2006 onwards based on IFRS In EUR 2004 2005 2006 2003 2007 54% p.a. 25% 2004 2005 2006 2003 2007 Target definition Reported

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Dividend per share 0.92 1.12 1.15 1.3 1.3 1.3 1.5 1.7 2.5 4 4.5 Maintaining an attractive dividend policy 2003 2004 2005 2006 Dividend per share, in EUR 2007 Recommended 3x

Agenda 1 2007: Solid performance in challenging markets 2 Transparency on key exposures 3 Strategic consistency

Our valuation approach Assets Commercial Real Estate Leveraged Finance Collateralized Debt Obligations U.S. Mortgage Business Almost 100% of all assets held in the trading book All of them are marked-to-market Continued to apply accounting and valuation principals consistently with prior periods Fair value option only applied selectively to short-term and non-G8 currency structured notes issued after 1 Jan 2007 Applying fair value option using CDS spreads to mark all structured and public notes issued since Jan 2006 would add revenues for Jan-Feb 2008 of approx. EUR 2 bn Comments Liabilities Comments Own Debt

Sub-prime exposure Gross Hedges Net exposures Net exposures Other Net sub-prime exposure 1.02 1.02 1004 2.9 2.1 0.186 1.2 186 0.216 1190 3.08 In EUR bn Gross exposure Hedges* Net exposure * Tranched CDO protection including additional index-based hedges, sub-prime component segregated according to relative gross exposures Source: 20-F 2007, page 72-73 Note: Figures may not add up due to rounding differences Key features As at 31 Dec 2007 Early defensive positioning Protection purchased Significant reductions during 2H2007 Continued effort to reduce positions in 1Q2008 Net exposure = 100% default / zero recovery Net delta short position Basis risk between underlying exposures and hedges Exposure Other 2.9 0.2 CDO sub-prime Other net exposure

Non sub-prime exposure in our RMBS business Exposure As at 31 Dec 2007 * The vast majority of these hedges relates to Alt-A exposures; hedges consist of single name CDSs, index hedges and protection bought from monoline insurers Source: 20-F 2007, page 73 Note: Figures may not add up due to rounding differences Key features Primarily due to acquisition of MortgageIT Predominantly AAA-rated securities based on Alt-A collateral Significant sales activity during 2007 Basis risk between underlying exposures and hedges Recent decline in Alt-A market values and liquidity Hedges include protection primarily by monoline insurers In EUR bn Exposure Alt-A Sub-prime Other Other Trading net positions CB&S rev 2.2 2.2 2211 7.908 7.4 0.8 1.679 3 803 3014 Gross exposure Hedges* Trading- related net positions (7.4) Net exposure Other Alt-A 7.9 1.7

Monoline exposure In EUR bn Exposure * Other exposure from client activity Source: 20-F 2007, page 73-74 Note: Figures may not add up due to rounding differences Exposure to U.S. residential mortgage EUR 1.1 bn Additional net counterparty exposure to monoline insurers of EUR 1.2 bn From client activity i.e. CLO, CMBS Other (student loans, public sector) Parts of the exposure mitigated with CDS protection Key features As at 31 Dec 2007 Alt-A Sub-prime Other Hedges CB&S rev 1.1 1.5 1.1 1.2 0.8 1.5 U.S. residential mortgage Other* Hedges Net exposure

Funded Unfunded Total 15999 15999 1166 8366 6873 1926 17165 Commercial Real Estate exposure In EUR bn Trading whole loan exposure Funded Unfunded North America Germany Total commitments Source: 20-F 2007, page 74 Note: Figures may not add up due to rounding differences Other Europe CRE overall profitable in 2007; mark-downs of EUR 386 m, partly offset by hedge gains Regionally diversified portfolio with conservative loan to value but concentrated in small amount of large loans Widening of credit spreads has resulted in further mark-downs in 2008; market conditions set to remain challenging Key features As at 31 Dec 2007

Leveraged Finance exposure Funded Unfunded Total 15317 15317 20897 26620 8959 635 36214 In EUR bn Funded Unfunded Total commitments Leveraged finance exposure* North America Europe Asia/ Pacific * Leveraged loan and other financing commitments from our leveraged finance business Source: 20-F 2007, page 75 Note: Figures may not add up due to rounding differences Mark-downs (net of fees) in 2007: EUR 759 m High proportion of U.S. exposure remains unfunded; more than a half of the funded exposure is in European names Widening of credit spreads in challenging markets has led to further mark-downs in 2008; difficult market conditions set to continue Key features As at 31 Dec 2007

Agenda 1 2007: Solid performance in challenging markets 2 Transparency on key exposures 3 Strategic consistency

Strategy: We stay the course Management Agenda Phase 3 Build on our competitive edge in CIB Continue to invest in organic growth and 'bolt-on' acquisitions Further grow our 'stable' businesses in PCAM and GTB Maintain our cost, risk, capital and regulatory discipline 2006 - 2008: Leveraging our global platform for accelerated growth

We maintained cost, risk, capital and regulatory discipline Cost Risk Capital (1) Problem loans divided by total loans, at period end (2) Basel I, at period end (3) On industrial holdings, at period end Note: 2003 - 2005 based on U.S. GAAP, 2006 onwards based on IFRS Cost / income ratio, in % Problem loan ratio(1), in % Tier 1 ratio(2), in % '01 '02 '03 '04 '05 '06 '07 Ost 4.8 6.3 4.5 3.5 2.5 1.8 1.6 West '01 '02 '03 '04 '05 '06 '07 Ost 79 82 80 75 70 70 West '01 '02 '03 '04 '05 '06 '07 Ost 8.1 9.6 10 8.6 8.7 8.5 8.6 West Unrealised gains(3), in EUR bn '01 '02 '03 '04 '05 '06 Ost 0.298 1.755 1.426 1.951 2.627 3 West Basel II Tier I target ratio 8-9%

DB JPM CS UBS GS MS Citi MER LEH 7/1/2007 14.231 19.33 17.55 10.375 34.938 35 11.667 35.225 37.338 3/18/2008 86.488 111.791 113.383 132.754 150.231 172.339 182.649 265.107 289.95 A funding cost advantage for Deutsche Bank 28 March 2008 1 July 2007 5-year senior CDS, in bps Source: Bloomberg JPMorgan Chase UBS Credit Suisse Citi Goldman Sachs Morgan Stanley Merrill Lynch Lehman Brothers

Investing in growth by financing RWA increase ... 2002 2003 2004 2005 2006 2007 Ost 237 216 217 251 275 328 Return on RWA* (in %) 2.9 1.6 1.8 2.5 3.2 x.x * 2003-2005: Underlying pre-tax profit in % of average RWAs; 2003-2005 RWA based on U.S. GAAP; 2006-2007: Income before income taxes in % of average RWAs Risk-weighted assets under Basel I, at year end, in EUR bn financial transparency.

… and expanding our global platform

Acquisitions, partnerships and organic investments 2007 / 08

UK
- Abbey Life portfolio
- Tilney integration

USA
- Stake in Aldus Equity
- Commodities platform
- HedgeWorks

Germany
- Berliner Bank
- norisbank market re-launch
- Midcap coverage

China
- Increased stakes in Hua Xia and Harvest Fund Management
- Local incorporation of Deutsche Bank (China) Co. Ltd.

India
- Build-out branch network
- Derivatives platform

Poland
- Branch network expansion
- Build-out of consumer finance business (db kredyt)

Brazil
- Cash management for corporates

Vietnam
- Partnership with Habubank

Turkey
- Custody business of Garanti Bank

Taiwan
- Far Eastern Alliance

Middle East / North Africa
- Islamic Banking roll-out
- Offices in Dubai, Riyadh, Qatar
- Stake in Strategica in Algeria

Investor Relations 04/08 · 22

Deutsche Bank

1995 2006 2007 Germany 7 7.187 8.434 RoEurope 2 9.497 10.537 Americas 0.7 8.16 5.959 Asia/Pacific 0.4 3.273 4.291 Net revenues(1) Income before income taxes(2) Strong geographical diversification Germany EMEA (excl. Germany) Americas Asia / Pacific Total 1995 2007 EUR 10 bn EUR 31 bn FY2007 Asia / Pacific Americas Europe (ex. Germany), MENA Germany (1) 1995 based on IAS, 2007 based on IFRS (figures are therefore not fully comparable); distribution for 1995 based on total net revenues before consolidation, distribution for 2007 based on net revenues of CIB and PCAM; total net revenues also incl. Corporate Investments and Consolidation & Adjustments (2) Regional split based on CIB and PCAM only (according to booking locations); total profit also incl. Corporate Investments and C&A Note: Figures may not add up due to rounding differences 37% 39% 3% 21% 100% EUR 8.7 bn

2002 2003* 2004 2005 2006 2007 PBC 0.458 0.971 0.887 1.041 1.146 AWM 0.647 0.414 0.597 0.895 0.913 GTB 0.228 0.254 0.433 0.705 0.945 Total 1.4 1.6 1.9 2.6 3 * GTB adjusted for gain on sale of GSS Note: 2003-2005 based on U.S. GAAP, 2003 based on structure as of 2005, 2004-2005 based on structure of 2006; 2006 onwards based on IFRS and on latest structure Further growing our 'stable' businesses: sustained momentum ... Income before income taxes, in EUR bn GTB PBC AWM >2x 14%

2002 2003* 2004* 2005 2006 2007 YTD PBC -43 -41 7 28 59 PWM AM -43 -41 7 28 59 * PWM not restated for Rud Blass .... with strong net new money inflows PCAM, in EUR bn 2003* 2004 2005 2006 2007

Building on competitive edge in investment banking Sustained momentum in CB&S 2003 2004 2005 2006 2007 CB&S rev 11.796 11.521 13.948 16.574 16.507 Net revenues, in EUR bn Management stability Tight risk and capital management Diversification by product, region and client type Strong global network / presence in growth markets Access to funding sources 9% p.a. Note: 2003-2005 based on U.S. GAAP, 2003 based on structure as of 2005, 2004-2005 based on structure of 2006; 2006 onwards based on IFRS and on latest structure Robust business model ? ? ? ? ? ?

Deutsche Bank's focus in a challenging near-term environment Material change in environment since July 2007 Conditions likely to remain uncertain in 2008 Focus: Gain market share Well-positioned in growth regions Sensitivity to interest rates Focus: Operating leverage Leverage investments and capitalise on net new money inflows Delivery on PWM target remains a challenge Focus: Reap benefits of recent investments / inflows Capitalise on recent acquisitions Continue investment in organic growth Focus: Current earnings with continued investment Asset and Wealth Management Private & Business Clients Corporate Banking & Securities Global Transaction Banking

Longer-term trends continue to favour Deutsche Bank Growth of emerging markets Geographical boundaries disappear Global players act locally Growing investor appetite Innovation / structuring Corporate activity Leverage / risk distribution Private retirement funding Emerging market wealth creation Shift toward new asset classes Institutional investment evolves Globalisation Growth of capital markets Global asset growth Features Trend Leadership in Investment Banking World-class Sales & Trading Growth in Corporate Finance Risk management EUR 952 bn Invested Assets Global mutual funds / PWM Alternative investments Integrated product development Regional business diversification Global network Global capital market access Local presence and culture Deutsche Bank strengths

Cautionary statements This presentation also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 26 March 2008 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir. This presentation contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS refer to the 4Q2007 Financial Data Supplement, which is accompanying this presentation and available on our Investor Relations website at www.deutsche-bank.com/ir.